UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

The Ensign Group, Inc.

(Name of issuer)

Common Stock, par value $0.001 per share

(Title of class of securities)

29358P101

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29358P101

(1)	Names of reporting persons Roy E. Christensen
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,664,006 (1)
(7) Sole dispositive power 0
(8) Shared dispositive power 1,664,006 (1)
(9)	Aggregate amount beneficially owned by each reporting person 1,664,006 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 7.64%
(12)	Type of reporting person (see instructions) IN

(1)	Represents 1,664,006 shares held by the Christensen Family Trust dated August 17, 1992. Roy Christensen and Carol Christensen share voting power and investment power of the Christensen Family Trust.

CUSIP No. 29358P101

(1)	Names of reporting persons Carol M. Christensen
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,664,006 (1)
(7) Sole dispositive power 0
(8) Shared dispositive power 1,664,006 (1)
(9)	Aggregate amount beneficially owned by each reporting person 1,664,006 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 7.64%
(12)	Type of reporting person (see instructions) IN

(1)	Represents 1,664,006 shares held by the Christensen Family Trust dated August 17, 1992. Roy Christensen and Carol Christensen share voting power and investment power of the Christensen Family Trust.

CUSIP No. 29358P101

(1)	Names of reporting persons Christensen Family Trust dated August 17, 1992
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,664,006 (1)
(7) Sole dispositive power 0
(8) Shared dispositive power 1,664,006 (1)
(9)	Aggregate amount beneficially owned by each reporting person 1,664,006 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 7.64%
(12)	Type of reporting person (see instructions) OO

(1)	Represents 1,664,006 shares held by the Christensen Family Trust dated August 17, 1992. Roy Christensen and Carol Christensen share voting power and investment power of the Christensen Family Trust.

Item 1(a).	Name of issuer:

The Ensign Group, Inc.

Item 1(b).	Address of issuer’s principal executive offices:

27101 Puerta Real, Suite 450

Mission Viejo, CA 92691

Item 2(a).	Names of person filing:

Roy E. Christensen

Carol M. Christensen

Christensen Family Trust dated August 17, 1992

Item 2(b).	Address of principal business office or, if none, Residence:

c/o The Ensign Group, Inc.

27101 Puerta Real, Suite 450

Mission Viejo, CA 92691

Item 2(c).	Citizenship:

Roy E. Christensen, United States

Carol M. Christensen, United States

Christensen Family Trust dated August 17, 1992, California

Item 2(d).	Title of class of securities:

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP No.:

29358P101

Item 3.	If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

Reference is made to Rows 5-9 and 11 of each of the cover pages of this Schedule 13G and associated footnotes, which Rows and footnotes are incorporated by reference herein.

Item 5.	Ownership of Five percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

See Item 4 of this Schedule 13G and the Joint Filing Agreement attached hereto as Exhibit 1.

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certifications:

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012

/s/ Roy E. Christensen
Roy E. Christensen

/s/ Carol M. Christensen
Carol M. Christensen

CHRISTENSEN FAMILY TRUST DATED AUGUST 17, 1992

By:	/s/ Roy E. Christensen
Roy E. Christensen, Trustee

By:	/s/ Carol M. Christensen
Carol M. Christensen, Trustee